Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57431-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

June 8, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP: 6010

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-6010

Attention: Mr. Jeffrey Riedler, Assistant Director

Dear Sirs/Mesdames:

Coloured (US) Inc.
Registration Statement on Form SB-2 (the "Form SB-2")
Filed April 24, 2006
SEC File No. 333-133505

We write on behalf of Coloured (US) Inc. (the “Company” or “Coloured”) in response to Staff’s letter of May 18, 2006 signed by Mr. Jeffrey Riedler, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 1 to the Registration Statement on m SB-2 (as revised, the “Form SB-2/A1”). We enclose with this letter two copies of the Form SB-2/A1, plus two copies that have been redlined to show the changes from the previous Form SB-2 filing.

In addition to the Form SB-2/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB-2/A1.

General

1. PLEASE NOTE THAT WHERE WE PROVIDE EXAMPLES TO ILLUSTRATE WHAT WE MEAN BY OUR COMMENTS, THEY ARE EXAMPLES AND NOT EXHAUSTIVE LISTS. IF OUR COMMENTS ARE APPLICABLE TO PORTIONS OF THE FILING THAT WE HAVE NOT CITED AS EXAMPLES, MAKE THE APPROPRIATE CHANGES IN ACCORDANCE WITH OUR COMMENTS.

The Company has noted Staff's comment.

2. IN YOUR RESPONSE LETTER, PLEASE STATE OUR COMMENT AND THEN EXPLAIN EACH CHANGE THAT HAS BEEN MADE IN RESPONSE TO A COMMENT. IN ADDITION, YOU SHOULD ALSO REFERENCE EACH PAGE NUMBER IN WHICH DISCLOSURE HAS BEEN REVISED IN RESPONSE TO A COMMENT SO THAT WE CAN EASILY PLACE YOUR REVISED DISCLOSURE IN ITS PROPER CONTEXT.

In response to Staff's comments, we have restated each of Staff's comments and provided the Company's response to each comment, with a reference to each page in which disclosure has been revised.

3. PLEASE PROVIDE US PROOFS OF ALL GRAPHIC, VISUAL OR PHOTOGRAPHIC INFORMATION YOU WILL PROVIDE IN THE PRINTED PROSPECTUS PRIOR TO ITS USE, FOR EXAMPLE IN A PRELIMINARY PROSPECTUS. PLEASE NOTE WE MAY HAVE COMMENTS REGARDING THIS MATERIAL.

We advise that the Company will not be including any graphic, visual or other photographic information in any printed prospectus.

4. PLEASE INCLUDE THE SIGNATURE OF YOUR CHIEF ACCOUNTING OFFICER/CONTROLLER ON THE SIGNATURE PAGE OF THE FILING.

In response to Staff's comment, the signature page of the Form SB-2 has been amended to confirm that Mr. Brannvall has signed the Form SB-2 in his capacity as Chief Accounting Officer of the Company.

5. PLEASE UPDATE YOUR FINANCIAL INFORMATION TO COMPLY WITH ITEM 310(g) OF REGULATION S-B.

In response to Staff’s comment, the Form SB-2 has been revised to include the Company's interim financial statements for the six months ended March 31, 2006. Changes have been made throughout the Form SB-2 in order to update the financial information to March 31, 2006.

Prospectus Summary, p.1

6. PLEASE DISCLOSE THE NAME OF THE OTHER PARTY TO THE AGENCY AGREEMENT DATED AUGUST 6, 2003 AS WELL AS THE LETTER AGREEMENT DATED SEPTEMBER 20, 2004.

In response to Staff’s comment, the Company has amended the Prospectus Summary on page 2 of the Form SB-2 in order to disclose the parties to the Agency Agreement dated August 6, 2003 and the Letter Agreement dated September 20, 2004.

7. WE NOTE YOUR REFERENCE TO RISK FACTORS ON PAGE 3. PLEASE REVISE THE SUMMARY TO INCLUDE A MORE EXPANSIVE DISCUSSION OF RISK FACTORS WHICH BRIEFLY SUMMARIZES THE KEY RISKS FACING THE COMPANY.

In response to Staff's comment, the Company has amended the Prospectus Summary on page 2 of the SB-2 in order to provide a summary of the key risks factors facing the Company.

Risk Factors, p.5

General

8. PLEASE CONSIDER ADDING A RISK FACTOR RELATING TO THE POTENTIAL CONFLICTS AND/OR CORPORATE GOVERNANCE ISSUES THAT MAY ARISE FROM THE FACT THAT MR. BRANNVALL IS BOTH THE SOLE EXECUTIVE OFFICER AND SOLE DIRECTOR OF THE COMPANY.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 on page 8 in order to add a risk factor relating to the potential of conflicts and corporate governance issues arising from the fact that Mr. Brannvall is both the sole executive officer and director of the Company.

As we have limited operating history… , p.5

9. PLEASE DISCLOSE YOUR ACCUMULATED DEFICIT AS OF MARCH 31, 2006.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 on page 6 in order to disclose the Company's accumulated deficit as of March 31, 2006.

If we are unable to obtain additional financing.....p. 5

10. YOU HAVE INDICATED THAT YOU NEED TO OBTAIN ADDITIONAL FUNDS TO CONTINUE OPERATIONS WITHIN THE MONTH. AS A MONTH HAS PASSED SINCE THE FILING DATE, YOU SHOULD UPDATE THIS DISCLOSURE TO INCLUDE THE LATEST DEVELOPMENTS WITH REGARD TO FUNDRAISING. IN ADDITION, IF YOU HAVE NOT YET RAISED FUNDS BUT ARE STILL SEEKING THEM, YOU SHOULD DESCRIBE THESE EFFORTS AND DISCLOSE THE LIKELIHOOD AND TIMEFRAME FOR RAISING ADDITIONAL FUNDS AS WELL AS THE AMOUNT OF TIME THESE ADDITIONAL FUNDS, IF ANY, WILL ALLOW THE COMPANY TO CONTINUE OPERATIONS.

In response to Staff’s comments, the Company has amended the Risk Factors section of the Form SB-2 on page 6 in order to provide updated disclosure regarding the Company's financing efforts. Additional disclosure has also been provided in the Management’s Discussion and Analysis or Plan of Operations section of the Form SB-2 on page 38 in order to expand on the status of the Company's funding requirements and financing efforts.

As we have yet to establish commercial sales.....p. 5

If we are unable to enter into arrangements with gateway owners.....p. 5

If we are unable to achieve commercial acceptance.....p. 6

Our business will suffer significant harm.....p. 6

11. THESE RISK FACTORS APPEAR TO OVERLAP SIGNIFICANTLY WITH ONE ANOTHER. PLEASE CONSIDER CONSOLIDATING THE RISK FACTORS OR REVISING THEM TO REDUCE REDUNDANCY. IF YOU RETAIN MORE THAN ONE RISK FACTOR, EACH RISK FACTOR SHOULD DESCRIBE SEPARATE AND DISTINCT RISKS.

In response to Staff’s comments, the Company has amended the Risk Factors section of the Form SB-2 in order to reduce the redundancy presented in the risk factors noted by Staff. These revisions are included on pages 6, 7 and 8 of the Form SB-2.

If we are unable to enter into arrangements.....p. 5

12. YOU DESCRIBE THE RISKS ASSOCIATED WITH THE INABILITY TO ENTER INTO LICENSES WITH GATEWAY OWNERS. HOWEVER, YOU SHOULD INCLUDE A DISCUSSION OF YOUR ATTEMPTS TO ENTER INTO THESE ARRANGEMENTS IN THE PAST AND ANY DIFFICULTIES YOU HAVE ENCOUNTERED IN ATTEMPTING TO SECURE SUCH LICENSES. FURTHERMORE, IF YOU BELIEVE THAT THERE ARE ANY SPECIFIC FACTS THAT WOULD SUGGEST THAT ENTERING INTO THESE ARRANGEMENTS MAY BE DIFFICULT FOR THE COMPANY, YOU SHOULD DISCLOSE THOSE FACTS IN THE RISK FACTOR.

In response to Staff’s comment, the Company has amended the Rick Factors section of the Form SB-2 on page 7 in order to provide a discussion of the Company's attempt to enter into license arrangements with gateway owners in the past and the difficulties that the Company has encountered in securing licence arrangements. Specific facts that have been encountered by the Company that suggest that entering into these arrangements may be difficult for the Company have been noted.

13. PLEASE CONSIDER EXPANDING THE RISK FACTOR TO INCLUDE THE POSSIBILITY THAT YOU MAY BE ABLE TO ENTER INTO ARRANGEMENTS WITH GATEWAY OWNERS BUT THAT THOSE ARRANGEMENTS STILL MAY NOT RESULT IN FEES FOR THE COMPANY.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 on page 7 in order to expand the risk factor regarding arrangements with gateway owners and to disclose that the fees that may be earned by the Company from any licensing arrangements with Gateway owners may be less than anticipated. The Company has also expanded the risk factor to state that even if licence arrangements with gateway owners are entered into, there is no assurance that these arrangements will result in revenues for the Company.

We have a history of losses.....p. 6

14. AS NOTED IN OUR PRIOR COMMENT, YOU SHOULD DISCLOSE ACCUMULATED LOSSES AS OF MARCH 31, 2006. ALSO, INCLUDE YOUR LOSSES FOR THE SIX MONTHS ENDED MARCH 31 RATHER THAN THE THREE MONTHS ENDED DECEMBER 31, 2005.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 on page 7 in order to disclose accumulated losses as of March 31, 2006 and losses for the six months period ended March 31, 2006.

If our operating expenses.....p. 6

15. PLEASE DISCLOSE YOUR CURRENT AVERAGE MONTHLY EXPENSES AND ANY SPECIFIC FACTS OR CIRCUMSTANCES THAT WOULD LEAD THESE EXPENSES TO INCREASE.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 on page 7 in order to disclose its current average monthly expenses and its anticipated average monthly expenses over the next twelve months. The Company has also identified circumstances that could lead to an increase in the anticipated expenses.

As there is a substantial doubt as to our ability.....p. 6

16. PLEASE EXPLAIN WHAT A GOING CONCERN OPINION IS SO THAT INVESTORS CAN UNDERSTAND THIS RISK FACTOR IN ITS PROPER CONTEXT.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 on page 8 in order to expand the risk factor relating to the going concern opinion by providing greater contractual context and background to this risk factor.

We operate in a highly competitive industry.....p. 6

17. PLEASE EXPAND YOUR DISCUSSION OF THIS RISK FACTOR TO INCLUDE A DISCUSSION OF YOUR PRINCIPAL COMPETITORS IN YOUR INDUSTRY. IN ADDITION, FOR EACH COMPETITOR YOU LIST, YOU SHOULD DESCRIBE THE SPECIFIC COMPETITIVE ADVANTAGES POSSESSED BY THAT COMPETITOR, RATHER THAN REFERRING TO ADVANTAGES GENERICALLY.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 on page 8 in order to expand the discussion of its risk factor on competition by including a discussion of the Company's principal competitors and the specific competitive advantages possessed by competitors.

As we contract out our software development.....p. 7

18. IN YOUR RISK FACTOR HEADING, YOU INDICATE THAT YOU ARE CURRENTLY OUTSOURCING YOUR SOFTWARE DEVELOPMENT ACTIVITY TO SIA. HOWEVER, IN THE BODY OF THE RISK FACTOR, YOU INDICATE THAT YOU "ANTICIPATE" OUTSOURCING THESE FUNCTIONS. PLEASE CLARIFY WHETHER THE OUTSOURCING IS CURRENTLY OCCURRING OR WILL BE OCCURRING IN THE FUTURE.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 on page 9 in order to disclose that it does not have any agreements in place with SIA Limited at present and to clarify that outsourcing is currently not occurring, but may occur in the future.

19. IN ADDITION, IF YOU CURRENTLY HAVE AN AGREEMENT WITH SIA, YOU SHOULD FILE IT AS AN EXHIBIT TO THE REGISTRATION STATEMENT AND INCLUDE A DESCRIPTION OF ITS MATERIAL TERMS IN THE BUSINESS SECTION.

As discussion above, the Company presently does not have any agreement with SIA. Accordingly, there is no agreement with SIA to be filed as an exhibit to the Form SB-2.

We have not paid dividends, p. 8

20. PLEASE DESCRIBE THE RISKS ASSOCIATED WITH THE FAILURE TO PAY DIVIDENDS.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 on page 10 in order to disclose the risks associated with the failure of the Company to pay dividends.

Selling stockholders, p. 11

21. PLEASE DISCLOSE THE NAMES OF THE NATURAL PERSON(S) WHO HAVE VOTING AND/OR DISPOSITIVE CONTROL OVER THE SHARES HELD BY THE OUTLANDER TRUST AND CISA HOLDINGS APS.

In response to Staff’s comment, the Company has amended the Selling Stockholders section of the Form SB-2 on page 15 in order to disclose the names of the natural persons who have voting and/or dispositive control over the shares held by The Outlander Trust and CISA Holdings ApS.

Security ownership of certain beneficial owners and management, p. 17

22. WE NOTE YOUR DISCLOSURE IN FOOTNOTE 2 OF THE TABLE. PLEASE NAME THE NATURAL PERSONS WHO BENEFICIALLY OWN THE SHARES HELD BY COLOUR INDUSTRY, INC., THE COLOURED INDUSTRY AND THE MOBILE WARRIOR.

In response to Staff’s comment, the Company has amended the Security Ownership Of Certain Beneficial Owners And Management section of the Form SB-2 on page 20 in order to disclose the natural persons who beneficially own the shares held by Colour Industry, Inc., The Coloured Industry Limited Partnership and The Mobile Warrior Limited Partnership.

Business, p. 22

Overview, p. 22

23. WE NOTE YOUR STATEMENT THAT YOUR GAMES ARE "EASY TO LEARN" AND "FUN". DESCRIPTIONS OF THIS TYPE ARE SUBJECTIVE AND ARE NOT APPROPRIATE FOR THE REGISTRATION STATEMENT. PLEASE ELIMINATE ALL SUCH DESCRIPTIONS AND LIMIT YOUR DISCLOSURE TO THE OBSERVABLE FACTS REGARDING YOUR COMPANY AND ITS PRODUCTS.

In response to Staff’s comment, the Company has amended the Description of Business section of the Form SB-2 on pages 24 and 29 in order to replace the subjective descriptions with descriptions that are appropriate for a registration statement.

Certain relationships and related transactions, p. 41

24. WITH REGARD TO DEBONDO CAPITAL AND AZURACLE LTD., IN EACH CASE YOU SHOULD DISCLOSE THE DIRECTOR THAT IS COMMON BETWEEN THE ENTITY AND OUTLANDER MANAGEMENT.

In response to Staff’s comment, the Company has amended the Certain Relationships And Related Transactions section of the Form SB-2 on page 45 in order to disclose the director in common between Outlander Management and DeBondo Capital and between Outlander Management and Azuracle Ltd.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-28

25. CLARIFY WHEN REVENUE DERIVED FROM THE SALE OF SERVICES IS INITIALLY RECORDED AS DEFERRED REVENUE (e.g. IS AN UPFRONT TOTAL CONTRACT PAYMENT REQUIRED).

In response to Staff’s comment, the Company has amended Note 2(i) to its audited consolidated financial statements for the years ended September 30, 2005 and 2004 in order to clarify when revenue derived from the sale of services is initially recorded as deferred revenue.

26. TELL US YOUR ACCOUNTING BASIS FOR RECOGNIZING REVENUE FROM FIXED PRICE, LONG-TERM SERVICE OR DEVELOPMENT CONTRACTS OVER THE CONTRACT TERM BASED ON THE PERCENTAGE OF SERVICES THAT ARE PROVIDED DURING THE PERIOD COMPARED WITH THE TOTAL ESTIMATED SERVICES TO BE PROVIDED OVER THE ENTIRE CONTRACT. REFER TO THE ACCOUNTING LITERATURE YOU ARE RELYING UPON FOR YOUR ACCOUNTING TREATMENT.

In response to Staff’s comment, the Company advises that it recognizes revenue from service transactions based on performance, on the basis that performance determines the extent to which the earnings process is complete or virtually complete. Performance is the execution of a defined act or acts or occurs with the passage of time. Accordingly, revenue from service transactions is recognized using the Proportional Performance Method. Under this method, depending on the nature of the contract, performance consists of the execution of more than one act and revenue is recognized based on the proportionate performance of each act. For example, if the service transaction involves a specified number of similar acts, an equal amount of revenue will be recognized for each act. If the transaction involves a specified number of defined but not similar acts, revenue recognized for each act will be based on the ratio of the seller's direct costs to perform each act to the total estimated direct costs of the transaction. If the transaction involves an unspecified number of similar acts with a fixed period for performance, revenue will be recognized on the straight line method over the performance period. The Company has not earned and recognized any revenue yet. The Company’s reference for this accounting treatment is: FASB Invitation to Comment: Accounting for Certain Service Transactions / Section I / Summary of Conclusions.

Note 3. Rights and Technology, page F-33

27. PLEASE CLARIFY WHAT YOU MEAN BY "OPTION AGREEMENT" RELATED TO YOUR SOFTWARE LICENSE AND YOUR BASIS FOR THE ACCOUNTING FOR AN OPTION AGREEMENT. DISCLOSE THE TERMS OF THE AGREEMENT.

In response to Staff’s comment, the Company has amended Note 3 to its audited consolidated financial statements for the years ended September 30, 2005 and 2004. This disclosure has also been provided in Note 3 to the Company’s interim financial statements for the six months ended March 31, 2006.

28. WE NOTE THAT YOU ACQUIRED THE SOFTWARE LICENSE ON MAY 25, 2004 BUT DID NOT INCUR AMORTIZATION EXPENSE IN THE FISCAL YEAR ENDED SEPTEMBER 30, 2004. PLEASE CLARIFY YOUR ACCOUNTING TREATMENT.

In response to Staff’s comment, the Company has amended Note 3 to its audited consolidated financial statements for the years ended September 30, 2005 and 2004. Disclosure has been added to confirm that the amortization period did not commence until November 8, 2004, being the date acquisition. Accordingly, no amortization expense was incurred in the fiscal year ended September 30, 2004.

Pro Forma Consolidated Statements of Operations, page F-52

29. PLEASE REMOVE THE PRO FORMA INFORMATION SINCE IT IS NOT RELEVANT IN A RECAPITALIZATION.

In response to Staff's comment, the Pro Forma financial information has been removed from the Form SB-2.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encls.

cc:	Mr. Zafar Hasan
cc:	Ms. Sasha Parikh

cc:	Coloured (US) Inc.
Attention: Mr. Lars Brannvall, CEO